Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@eversheds-sutherland.com

August 24, 2017

VIA EDGAR

Angela Mokodean

Senior Counsel – Office of Disclosure Review and Accounting

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Runway Growth Credit Fund Inc.

Preliminary Proxy Materials on Schedule 14A filed August 9, 2017

File No. 814-01180

Dear Ms. Mokodean:

On behalf of Runway Growth Credit Fund Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-01180), filed with the Commission on August 9, 2017 (the “Proxy Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Comment No. 1: We refer to the general internet address cited on page 1 of the Proxy Statement. Please replace the internet address here with the specific internet address at which the proxy materials may be located and accessed by shareholders. Please also make this revision throughout the Proxy Statement, where applicable.

Response: The Company has revised the disclosure throughout the Proxy Statement, as requested.

Comment No. 2: On page 7 of the Proxy Statement, under the section entitled “Certain Relationships and Related Transactions,” please consider presenting in a chart the information relating to the base management fee and incentive fee structure under the Company’s existing investment advisory agreement in order to more clearly present the information to shareholders.

Response: The Company has revised the disclosure on page 7 of the Proxy Statement, to add several headings to more clearly break out the various provisions of the Existing Advisory Agreement.

U.S. Securities and Exchange Commission Division of Investment Management August 24, 2017 Page 2

Comment No. 3: Please define the term “pre-incentive fee net investment income” in the last paragraph on page 7 of the Proxy Statement, under the section entitled “Certain Relationships and Related Transactions.”

Response: The Company has added the definition of “pre-incentive fee net investment income” to the disclosure on page 7 of the Proxy Statement, as requested.

Comment No. 4: On page 8 of the Proxy Statement, please clarify what the term “non-control/non-affiliate investments” means.

Response: The Company has revised the disclosure on page 8 of the Proxy Statement, as requested.

Comment No. 5: With regard to the section entitled “Proposal 1: Amendment and Restatement of Investment Advisory Agreement” starting on page 11 of the Proxy Statement, please confirm that Runway Growth Capital LLC is the same legal entity as GSV Growth Credit LLC.

Response: The Company advises the Staff, on a supplemental basis, that GSV Growth Credit LLC changed its name to Runway Growth Capital LLC on June 27, 2017 and is the same legal entity.

Comment No. 6: We refer to the following sentence in the first paragraph on page 11 of the Proxy Statement: “However, in order to ensure that the calculation of the base management fee under our investment advisory agreement is clear and that the total return requirement under the income incentive fee calculation is not overly punitive, the Board and the Adviser have determined that the agreement should be amended.” (emphasis added)

With regard to the underlined text, please clarify for whom the Company’s board of directors and investment adviser want to ensure the income incentive fee calculation is not overly punitive (e.g., the Company’s shareholders, the investment adviser, etc.).

Response: The Company has revised the disclosure on page 11 of the Proxy Statement, as requested.

Comment No. 7: We refer to the description of the changes to the base management fee on page 11 of the Proxy Statement, under the section entitled “Advisory Fees Under the Amended Advisory Agreement.” Please provide a plain English description of the changes to the base management fee under the Amended Advisory Agreement, including with regard to the cap on the base management fee thereunder. In this regard, please clarify that the cap on the base management fee is an annual, rather than quarterly, determination. Please also discuss the practical impact this may have on the Company’s shareholders. For example, shareholders may be indirectly bearing a higher base management fee for a period of time until the first quarter in the subsequent year when the base management fee is reconciled to the applicable cap on such fee.

Response: The Company has revised the disclosure on pages 12-13 of the Proxy Statement, as requested.

U.S. Securities and Exchange Commission Division of Investment Management August 24, 2017 Page 3

Comment No. 8: We refer to the description of the changes to the base management fee on page 11 of the Proxy Statement, under the section entitled “Advisory Fees Under the Amended Advisory Agreement.” Please add an explanation of how the base management fee will be deducted in subsequent quarters, as applicable, based upon application of the “Excess Fee” mechanism described in the Amended Advisory Agreement. Please also discuss the practical impact this may have on the Company’s shareholders. In this regard, please discuss any potential effects the “Excess Fee” mechanism may have on those shareholders who purchase shares or sell their shares before the base management fee is reconciled to the applicable cap as a result of the application of the “Excess Fee” mechanism.

Response: The Company has revised the disclosure on pages 12-13 of the Proxy Statement, as requested. The Company also supplementally advises the Staff that because the shares of the Company’s common stock are not generally transferable, the Company does not believe there is a material impact on those shareholders who purchase shares or sell their shares before the base management fee is reconciled to the applicable cap as a result of the application of the “Excess Fee” mechanism.

Comment No. 9: We refer to the last bullet point on page 11 of the Proxy Statement, under the section entitled “Advisory Fees Under the Amended Advisory Agreement.” Please add language to explain whether the revisions discussed therein represent a clarification of the calculations made under the Company’s investment advisory agreement or whether they represent a substantive change. If the revisions represent a substantive change, please explain the changes in plain English.

Response: The Company has revised the disclosure on pages 12-13 of the Proxy Statement, as requested.

Comment No. 10: We refer to the fifth bullet point on page 12 of the Proxy Statement, under the section entitled “Advisory Fees Under the Amended Advisory Agreement.” Please add disclosure to explain the practical effects, if any, of the revision to include the defined term “Gross Assets” in the calculation of the reduction to the Company’s pre-incentive fee net investment income rather than “total assets”. If this revision represents a substantive change, please explain the changes in plain English.

Response: The Company has revised the disclosure on page 14 of the Proxy Statement, as requested.

U.S. Securities and Exchange Commission Division of Investment Management August 24, 2017 Page 4

Comment No. 11: We refer to final bullet point on page 12 of the Proxy Statement, under the section entitled “Advisory Fees Under the Amended Advisory Agreement.” Please include a plain English explanation of the revisions to the total return requirement under the Amended Advisory Agreement. In this regard, please explain whether shareholders are more or less likely to pay the income incentive fee as a result of the revisions creating a two-pronged total return requirement.

Response: The Company has revised the disclosure on page 14 of the Proxy Statement, as requested.

Comment No. 12: On page 14 of the Proxy Statement, in the discussion of the board of directors’ considerations in approving the Amended Advisory Agreement, please clarify whether the Company’s board of directors considered during its deliberations the Company’s and its investment adviser’s prior investment performance. If so, please add disclosure discussing the consideration given by the board of directors to such factor. If the Company’s board of directors did not consider investment performance to be relevant in its approval of the Amended Advisory Agreement, please note this and explain the reasons why the factor is not relevant. We refer the Company to Item 22(c)(11)(i) of Rule 14a-101 under Regulation 14A.

Response: The Company has revised the disclosure on page 16 of the Proxy Statement, as requested.

Comment No. 13: In the first bullet point on page 14 of the Proxy Statement, in the discussion of the board of directors’ considerations in approving the Amended Advisory Agreement, please clarify whether the nature, quality and extent of the services provided by the Company’s investment adviser under the Amended Advisory Agreement are expected to change when compared to the services provided under the Existing Advisory Agreement.

Response: The Company has revised the disclosure on page 16 of the Proxy Statement, as requested.

Comment No. 14: We refer to the fifth bullet point on page 14 of the Proxy Statement, in the discussion of the board of directors’ considerations in approving the Amended Advisory Agreement. The Company does not seem to include in the Proxy Statement a discussion of the board of directors’ consideration of any existing and potential sources of indirect income to the Company’s investment adviser from its relationship with the Company. Please add disclosure regarding the consideration given by the Company’s board of directors to this factor. If the Company’s board of directors did not consider this factor to be relevant in its approval of the Amended Advisory Agreement, please note this and explain the reasons why the factor is not relevant.

Response: The Company has revised the disclosure on page 16 of the Proxy Statement, as requested.

U.S. Securities and Exchange Commission Division of Investment Management August 24, 2017 Page 5

Comment No. 15: We refer to the following sentence on page 14 of the Proxy Statement: “The Board concluded that the substantive terms of the Amended Advisory Agreement, including the services to be provided, are generally the same as those of comparable BDCs described in the market data then available and that it would be difficult to obtain similar services from other third-party service providers.”

Given the fact that the Company’s board of directors concluded that the substantive terms of the Amended Advisory Agreement, including the services to be provided thereunder, are generally the same as the investment advisory agreements of comparable business development companies, please explain why it would be difficult for the Company to obtain similar services from other third-party service providers.

Response: The Company has revised the disclosure on page 16 of the Proxy Statement, to clarify the Board’s considerations.

Comment No. 16: With regard to the paragraph on page 14 discussing “Economies of Scale,” please add disclosure that relates to the specific circumstances of the Company, including the Board’s conclusion with respect to its consideration thereof.

Response: The Company has revised the disclosure on page 16 of the Proxy Statement, as requested.

Comment No. 17: On page 17 of the Proxy Statement, under the section entitled “Submission of Stockholder Proposals,” please confirm that all referenced submission deadlines for stockholder proposals have been correctly calculated.

Response: The Company supplementally confirms that the submission deadlines for stockholder proposals have been correctly calculated.

Comment No. 18: On page A-10 of the Proxy Statement, please clarify to what the variable “Y” refers in the penultimate bullet point.

Response: The Company has revised the Exhibit of the Amended Advisory Agreement included on page A-10 of the Proxy Statement, to clarify the definitions.

Comment No. 19: Please confirm that the example presented in the last bullet point on page A-10 of the Proxy Statement is an accurate statement and revise accordingly if necessary. Also, we note that the last bullet point does not seem to contemplate that the Excess Fee reduction mechanism may be applied to multiple subsequent quarters. Please revise the example to account for this possibility.

Response: The Company supplementally confirms that the example presented in the last bullet point on page A-10 of the Proxy Statement is an accurate statement and has revised the last example to contemplate that the Excess Fee reduction mechanism may be applied to multiple subsequent quarters.

U.S. Securities and Exchange Commission Division of Investment Management August 24, 2017 Page 6

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Stephani M. Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	R. David Spreng, Runway Growth Credit Fund Inc.

Thomas B. Raterman, Runway Growth Credit Fund Inc.

Stephani M. Hildebrandt, Esq.